Exhibit 99.1

Wix Announces Board Authorization of $300 Million Share
Repurchase Program

NEW YORK, October 20, 2022 - Wix (Nasdaq: WIX), a leading global SaaS platform to create, manage and grow an online presence, today announced that its Board of Directors has authorized a share repurchase program, under which the company may repurchase up to $300 million of its ordinary shares.

This repurchase program, as well as last year’s $200 million share repurchase along with other initiatives, demonstrates the Board’s ongoing focus on offsetting dilution associated with stock-based compensation, reducing share count over time and increasing shareholder value.

“We remain confident in our ability to generate free cash flow as laid out in our three-year plan, enabling us to continue to invest in our strategic initiatives while also returning capital to shareholders. We have built a healthy balance sheet and believe that our current stock price represents an attractive valuation for a repurchase,” said Lior Shemesh, Wix CFO. “This new program further demonstrates our ongoing commitment to managing dilution as part of our capital allocation priorities and increasing shareholder value.”

Repurchases under the program may be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its shares under this authorization. The timing and total amount of share repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements (including Israeli court re-approval as needed), prevailing share prices and other considerations. This program does not obligate the company to acquire any particular amount of ordinary shares and the program may be extended, modified, suspended or discontinued at any time at the company’s discretion. The company expects to fund repurchases with cash on hand and future cash generated from its operations.

About Wix.com Ltd.

Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

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Media Relations Contact:  PR@wix.com

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may be identified by words like “believe,” “may,” “expect,” “will,” and similar terms or phrases. The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.